ReliaStar Life Insurance Company
and its
Separate Account N

ING ADVANTAGE^{SM}

Supplement Dated May 20, 2013 to the Contract Prospectus and Statement of Additional Information, each dated May 1, 2013

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information. Please read it carefully and keep it with your Contract Prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

The first three paragraphs of both THE COMPANY section of the Contract Prospectus and the GENERAL INFORMATION AND HISTORY section of the Statement of Additional Information are deleted and replaced with the following:

ReliaStar Life Insurance Company (the "Company" "we", "us", "our") issues the contracts described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts. Until May 7, 2013, we were an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the Company (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.